

April 5, 2013

Via E-mail
Mr. Thomas J. McDonald
Chief Financial Officer
SSI Investments II Limited
107 Northeastern Boulevard
Nashua, NH 03062

> **Re:** **SSI Investments II Limited**
> **Form 10-K for the Fiscal Year Ended January 31, 2012**
> **Filed April 30, 2012**
> **File No. 333-169857**

Dear Mr. McDonald:

We have reviewed your letter dated March 13, 2013 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 28, 2013.

Consolidated Financial Statements

(8) Shareholders' Equity

(b) Share-Based Compensation, page F-24

1. Please explain your consideration of the repurchase feature as a forfeiture provision and how this feature may impact the grant date fair value. In this regard, we refer to you ASC 718-10-30-10 which indicates that any feature that continues after the requisite service period has been completed would be considered in determining the grant date fair value but would not necessarily impact the timing of recognition. As part of your response, please tell us how you considered the probability of repurchase when determining the implicit service period. In this regard, we note that ASC 718-10-55-73 indicates that if

vesting is based on satisfying either a market or performance or service condition and it is probable that the performance or service condition will be satisfied then the requisite service period generally is the <u>shortest</u> of the explicit, implicit or derived service periods.

2.   Alternatively, if you did not consider the repurchase feature as a forfeiture provision please tell us what consideration you gave to ASC 718-20-35-2. In this regard, a contingent feature that could require an employee to return the equity award would be accounted for if and when the contingent even occurs and would not necessarily prohibit the recognition of expense prior to that event occurring.

3.   In your response to prior comment 3 in your letter dated January 29, 2013 you indicate that you have classified these awards as equity awards. Please provide us with your analysis that supports your classification of these awards as equity. See ASC 718-10-25-9.

4.   Your response to prior comment 2 indicates that stock compensation expense for optionees that terminate due to retirement should be recorded based on an implicit service period that ends at the earliest date of retirement eligibility. Please tell us the average length to retirement and explain how you determine the earliest date of retirement eligibility.

5.   We note your disclosure on page F-27 regarding options with performance and market conditions. Please describe the performance and market conditions and tell us whether the options in question are subject to both performance <u>and</u> market conditions. As part of your response, please clarify whether the performance conditions are actual performance conditions or implied performance conditions.

        You may contact Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

                                        Sincerely,

                                        /s/ Patrick Gilmore

                                        Patrick Gilmore
                                        Accounting Branch Chief